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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                CDKNET.COM, INC.
                                ----------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   14983D 10 3
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                               Steven A. Horowitz
                              c/o CDKnet.com, Inc.
                         150 Broadhollow Road, Suite 103
                               Melville, NY 11747
                                 (631) 385-6200
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 20, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Schedule)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box:   [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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
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CUSIP No.  14983D 10 3            SCHEDULE 13D                      Page 2 of 6
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  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Steven A. Horowitz
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]
                                                              (b) [_]
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*   PF

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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
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                      7    SOLE VOTING POWER
                           49,442,887(1)
                    ------------------------------------------------------------
 NUMBER OF            8    SHARED VOTING POWER
  SHARES                   ---
 OWNED BY           ------------------------------------------------------------
   EACH               9    SOLE DISPOSITIVE POWER
 REPORTING                 3,492,887(2)
PERSON WITH         ------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           ---
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
       50,992,887(3)
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 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*   [_]
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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21%(4)
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 14    TYPE OF REPORTING PERSON*
       IN
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(1)  Includes voting rights related to ownership of 475,000 shares of the issuers Series A Preferred Stock.
(2) Includes shares of Common Stock which may be acquired upon the exercise of 1,550,000 outstanding warrants and options. Does not include 47,500,00 shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock, because such conversion cannot take place until the issuer amends its certificate of incorporation to authorize additional shares of Common Stock.
(3)  See Notes (1) and (2) above.
(4) Based upon 36,196,267 shares of Common Stock and 1,526,959 shares of Preferred Stock outstanding.

CUSIP No.  14983D 10 3                                              Page 3 of 6



Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.0001 par value (the "Common Stock"), of CDKnet.com, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 150 Broadhollow Road, Suite 103, Melville, NY 11747.


Item 2.  Identity and Background.

         This statement is filed by Steven A. Horowitz, whose address is c/o the Company at 150 Broadhollow Road, Suite 103, Melville, NY 11747. Mr. Horowitz is Chairman and Chief Executive Officer of the Company. Mr. Horowitz' principal business is the practice of law as a partner of Morritt, Hock, Hamroff and Horowitz, LLP, 400 Garden City Plaza, Suite 202, Garden City, NY 11530.

         Mr. Horowitz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Horowitz has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Horowitz is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Horowitz acquired shares of Common Stock and Series A Preferred Stock (which are, subject to certain conditions, convertible into shares of Common Stock: (i) as a founder of the Company; (ii) from certain investment funds; (iii) from stock dividends on the Series A Preferred Shares. Mr. Horowitz acquired 211,472 shares of Series A Preferred Stock from Target Growth Fund Ltd. in exchange for a promissory note in the principal amount of $175,000. The note bears interest at the annual rate of 7% and is due December 31, 2003. Mr. Horowitz acquired 38,895 shares of Series A Preferred Stock from Spiga Limited in exchange for a promissory note in the principal amount of $100,000. The note bears interest at the annual rate of 7% and is due December 31, 2003.

         On November 20, 2002, the Company amended the designation that defines the relative rights and preferences of the Series A Preferred Stock to fix the price at which shares of Series A Stock may be converted to $.01 and to permit the Series A to vote with the Common Stock on an "as converted" basis. The shares of Series A Preferred Stock may not be converted into shares of Common Stock until the Company amends its certificate of incorporation to authorize additional shares of Common Stock.


Item 4.  Purpose of Transaction.

         Mr. Horowitz is the Chairman and Chief Executive Officer of the Company. The purchases of the shares by Mr. Horowitz reported in this Schedule 13D were made for the purpose of increasing his equity and voting position in

CUSIP No.  14983D 10 3                                              Page 4 of 6


the Company and for investment due to his positions with the Company he may be deemed to control the Company.

         Mr. Horowitz intends to review his investment in the Company on a continuing basis and, depending on various factors, may in the future take such actions with respect to his investment in the Company as he deems appropriate in light of the circumstances existing from time to time including, without limitation, purchasing or disposing additional shares of Common Stock or Series A Preferred Stock of the Company.

         Mr. Horowitz has no present plans or proposals to effect one or more of the transactions enumerated in paragraphs (b) to (j) of ITEM 4 of Schedule 13D, except that he voted in favor of an amendment to the Company's certificate of incorporation to authorize the issuance of up to 100,000,000 shares of Common Stock and to reverse split the outstanding shares of Common Stock approximately 55 to 1.


Item 5.  Interest in Securities of the Issuer.

         (a) As of November 20, 2002, Mr. Horowitz owned the number of shares set forth below:

                             Amount of Beneficial          Percent of Beneficial         Percent of Combined
Class                            Ownership (1)         Ownership and Voting Power(2)       Voting Power (3)
-----                            -------------         -----------------------------       ----------------
Common Stock                     3,492,887(4)                       9%                           21%
Series A Preferred Stock            475,000                         24%

(1) Beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship or otherwise. Unless indicated, beneficial ownership disclosed consists of sole voting and investment power. Beneficial ownership of common stock is exclusive of the shares of common stock that will be issuable upon conversion of shares of Series A Preferred Stock upon the filing of an amendment to the Company's certificate of incorporation to authorize the issuance of additional shares of common stock.

(2) There were 36,196,267 shares of common stock and 1,526,959 shares of Series A Preferred Stock outstanding as of November 20, 2002.

(3) Each share of Series A Preferred Stock is convertible into shares of common stock at the rate of 100 shares of commons tock and has 100 votes per share at a meeting of stockholders.

(4) Does not include 150,000 warrants issued to Horowitz, Mencher, Klosowski & Nestler P.C., a law firm formerly controlled by Mr. Horowitz, in connection with a loan and loan extension. Of the 3,342,887 shares attributed to Mr. Horowitz in the table, 30,000 shares are owned by his wife, Katherine Horowitz, 10,000 are held by Mr. Horowitz c/f Daniel Horowitz UGMA NY and 10,000 are held by Mr. Horowitz c/f Joshua D. Horowitz UGMA NY. This table also includes 750,000 two-year warrants to purchase common stock at the exercise price of $0.20 per share and 800,000 two-year options to purchase common stock at the exercise price of $0.50 per share.

         (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

         (c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including November 20, 2002 up to the present.

CUSIP No.  14983D 10 3                                              Page 5 of 6





         (d) No person other than Mr. Horowitz is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock of the Company owned by him.

         (e) Not Applicable



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Horowitz and between such reporting person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



Item 7.  Material to be Filed as Exhibits.

         None
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CUSIP No.  14983D 10 3                                              Page 6 of 6





                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  December 4, 2002                   /s/  Steven A. Horowitz
                                            -------------------------------
                                                 Steven A. Horowitz